April 21, 2025

Boipelo Lekubo
Financial Director
Harmony Gold Mining Company Limited
Randfontein Office Park
CNR Ward Avenue and Main Reef Road
Randfontein, South Africa, 1759

       Re: Harmony Gold Mining Company Limited
           Form 20-F For Fiscal Year Ended June 30, 2024
           File No. 001-31545
Dear Boipelo Lekubo:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation